EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Possible Derivative Claim

On June 24, 2018, Bezeq received at its offices a copy of a motion for discovery and inspection of documents under Section 198a of the Israeli Companies Law, 5759-1999, which had been filed in the Tel Aviv District Court (Economic Department) (the “Court”), requesting the Court to instruct Bezeq, its subsidiary, D.B.S Satellite Services (1998) Ltd. (“DBS”), Bezeq’s controlling shareholder (through a shareholding chain), Mr. Shaul Elovitch, and his son, Mr. Or Elovitch (“Messrs. Elovitch”) to provide to the petitioner various documents for the purpose of examining the possibility of filing of a motion to certify a derivative claim on behalf of Bezeq.

According to the petitioner, the controlling shareholder of Bezeq, B Communications Ltd. (“BCom”) and Messrs. Elovitch breached their duties of loyalty and fairness towards Bezeq because allegedly 115 million Bezeq shares were sold on February 2, 2016 by BCom while BCom and Messrs. Elovitch used Bezeq’s inside information, and at a value significantly higher than the real value of the shares. According to the petitioner, such sale produced unlawful profits for BCom in the amount of NIS 313 million. The alleged inside information is that the financial statements of DBS and Bezeq supposedly did not reflect Bezeq’s de facto financial position, but rather a “free cash flow” that was allegedly inflated in order to increase the consideration in the transaction in which Bezeq acquired the shares of Eurocom Communications Ltd. (a company indirectly controlled by Mr. Shaul Elovitch) in DBS (the “DBS Transaction”).

A previous motion for certification of a derivative claim in connection with the DBS Transaction on behalf of Bezeq is currently stayed because of the investigation by the Israel Securities Authority. The petitioner contends in this current motion that despite the fact that its motion is based in part on the same factual background, it is different from the existing proceedings in this matter.

Bezeq is studying the motion in accordance with the time frames prescribed by Israeli law.

Sincerely,

Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.